XENETIC BIOSCIENCES, INC.

40 Speen Street, Suite 102

Framingham, Massachusetts 01701

September 19, 2019

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Xenetic Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-233769

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Xenetic Biosciences, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-233769) filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2019 be declared effective by the Commission at 4:00 p.m. Eastern Time on Monday, September 23, 2019, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Michael Francis at (305) 982-5581.

Thank you for your assistance.

Sincerely,

/s/ James Parslow

James Parslow

Chief Financial Officer